UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form 15


 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                              Commission File Number: 001-14794
                                                                      ---------

     Great-West Life & Annuity Insurance Capital I                               GWL&A Financial Inc.
 -----------------------------------------------------          ----------------------------------------------------
 (Exact name of registrant as specified in its charter)         (Exact name of registrant as specified in its charter)


                     8515 East Orchard Road, Greenwood Village, Colorado 80111, Tel: (303) 737-3000
 ---------------------------------------------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       7.25% Subordinated Capital Income Securities of Great-West Life & Annuity Insurance Capital I
                                      (the "Capital Securities")

             7.25% Junior Subordinated Debentures of GWL&A Financial Inc.

               Guarantee by GWL&A Financial Inc. of the Capital Securities
           ---------------------------------------------------------------------
                 (Title of each class of securities covered by this Form)


                                      None*
           -----------------------------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 * Effective December 16, 2004, Great-West Life & Annuity Insurance Capital I redeemed all of its 7.25% Subordinated Capital Income Securities and as of December 16, 2004 there were no shares of Great-West Life & Annuity Insurance Capital I outstanding.


 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ ]          Rule 12h-3(b)(1)(i)  [ ]

     Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(1)(ii) [ [

     Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(i)  [ ]

     Rule 12g-4(a)(2)(ii) [ ]          Rule 12h-3(b)(2)(ii) [ ]

                                       Rule 15d-6           [X]


 Approximate number of holders of record as of the certification or notice date:
 Zero (0)
 ---------


 Pursuant to the requirements of the Securities Exchange Act of 1934, Great-West Life & Annuity Insurance Capital I and GWL&A Financial Inc. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.


                                            Great-West Life & Annuity Insurance Capital I
                                            By: the Regular Trustees


 Date:    January 12, 2005                  By:/s/Mitchell T.G. Graye
       ------------------------------          Name: Mitchell T.G. Graye
                                               Title: Trustee


                                            By:/s/Glen R. Derback
                                               Name: Glen R. Derback
                                               Title: Trustee


                                            GWL&A Financial Inc.


 Date:    January 12, 2005                  By: /s/Richard G. Schultz
       ------------------------------           Name: Richard G. Schultz
                                                Title: Vice President, Counsel and Associate Secretary
